

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

John Janedis
Chief Financial Officer
fuboTV Inc.
1290 Avenue of the Americas
New York, NY 10104

  Re: fuboTV Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2021
   Filed March 1, 2022
   File No. 001-39590

Dear Mr. Janedis:

  We have reviewed your August 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics and Non-GAAP Measures, page 57

1. We note your response to prior comment 5. Average Revenue Per User (ARPU) implies that the measure is based upon revenue recognized in accordance with GAAP. However, the numerator, Non-GAAP Platform Bookings, includes revenue recognized on both a cash and accrual basis. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise both measures accordingly.

2. We note your explanation related to the presentation of non-GAAP ACPU in your response to comment 5. It appears that Non-GAAP Variable COGS and ACPU substitute individually tailored recognition and measurement methods for those of GAAP.

Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise accordingly.

3. In connection with the previous two comments, please remove the presentation of Non-GAAP Adjusted Contribution Margin as it substitutes individually tailored recognition and measurement methods for those of GAAP.

You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Greg Rodgers